Exhibit 99.1

Dear Exodus Shareholder,

As I reflect on our performance so far this year, I am proud of the Exodus team. Amid significant crypto volatility, we are executing on multiple products and delivering meaningful growth.

Our performance was consistent with our closest peers in the first quarter. We recorded total revenue of  $15.4 million, down 35% from Q1 of last year, reflecting the lackluster crypto market performance. That said, we continue to deliver meaningful growth for our investors, and our customers have proven loyal amidst market volatility: monthly active users at the end of the first quarter increased 11% over the prior year period, ending at 875,275.

We also successfully dual-listed Exodus shares on Securitize Markets in the first quarter. In relation to the listing, our brand was advertised on the NASDAQ building in Times Square (New York, New York) - sharing the news of our secondary listing over 100 times with global audiences.

We closed the first quarter of 2022 with over $120 million in cash and liquid assets - stronger than ever and well-positioned to weather the volatility we’re seeing in today’s markets.

Despite the volatility in markets, our focus remains on all of you: our customers and investors. While we are taking a closer look at spending through the balance of the year, we continue to execute and deliver on multiple products that enhance the Exodus platform.

Most recently, we partnered with Ramp Network to facilitate the “on-ramp” of fiat currencies via Exodus mobile, making access to crypto and DeFi easy for everyone. You can now purchase cryptocurrency without leaving your Exodus mobile app! Strong revenue of $95.8 million in 2021 was achieved without the benefit of our partnership with Ramp. We are excited about the potential impact that our partnership with Ramp and additional on-ramps will have on our top line growth in 2022.

Multi-chain, multi-asset is in our DNA, and expected on May 17th, we are launching the Exodus browser extension which will allow our customers to fully explore all that Web3 has to offer. The first version will support the Solana blockchain, followed by Ethereum on June 15th and Terra and Algorand by year-end.

Concurrently, I’m pleased to share with you the upcoming rebrand of Exodus, which embodies our commitment to Web3. The newly-designed logo represents the next evolution of our Company and focuses on helping our customers achieve financial sovereignty, powered by Exodus. The new logo will be released in conjunction with our browser extension on May 17.

Our successes thus far are paving the way for meaningful growth in the second half of the year - led by exciting new product launches and enhancements to current features. By the end of 2022, we expect Exodus to be the go-to app for all that Web3 has to offer, and the browser extension - coming May 17 - to be the gateway.

Our customer support team continues to deliver industry-leading response times of under ten minutes. I’m proud of our empathetic and knowledgeable team members who help our customers everyday. Our world-class support team is available 24/7 to answer all your questions at support@exodus.com.

Thank you for supporting us as we execute on our mission to help half the world exit the traditional financial system. You can contact us at investors@exodus.com with any questions - we’re here for you!

Sincerely,

JP Richardson
CEO and Co-Founder

Key Metrics for the First Quarter 2022 Ended March 31, 2022

Monthly Active Users: MAUs grew to 875,275 as of quarter end, up 11% from the 786,561 MAUs on March 31, 2021.

Exchange Aggregation Business: The volume processed by the exchange API Providers was $730 million in Q1 2021, down 49% from first quarter 2021. Bitcoin and Ethereum continue to be the top assets traded at 22% and 14% of volume, respectively. Dollar amount per transaction was $3,249, up 228% YoY, largely reflecting the lower exchange volumes.

Key metrics summary
	1Q22	1Q21
Exchange volume ($ thousands)	$730,056	$1,430,833
Exchange transactions	224,681	1,443,098
$/transaction	$3,249	$992
Downloads	805,294	1,632,352

Financial Results for the First Quarter 2022 Ended March 31, 2022

Revenue of $15.4 million for the quarter decreased 35% relative to the prior year quarter. Exchange aggregation revenue of $14.9 million and a 231% increase in staking revenue to $0.3 million accounted for the majority of total revenue in the first quarter.

Revenue by category

Revenue ($s in 000s)	Q1 2022	% of 22 Operating Revenue	Q1 2021	% of 21 Operating Revenue	% Y/Y change
Exchange aggregation	$14,938	97.1%	$23,098	97.8%	(35%)
Consulting	25	0.2	220	0.9	(89)
Fiat on-boarding	-	-	200	0.8	NM
Staking	285	1.9	86	0.4	231
Gaming	22	-	-	-	NM
Other	123	0.8	19	0.1	547
Total Revenue	$15,384	100.0%	$23,623	100.0%	(35%)

Operating Expenses (excluding depreciation, amortization and impairments) were $8.9 million, an increase of 102% from $4.4 million in Q1 2021. The increase reflects higher cost of revenues and general and administrative expenses, up 102% and 230%, respectively, as compared to the Q1 2021 due to higher associated compensation and incentive expenses. Advertising and marketing increased 35% to $3.9 million for the period, as compared to $2.9 million in Q1 2021, reflecting an increase in marketing expenses and hiring compensation. The team grew to approximately 270 full time equivalents as of March 31, 2022, an increase of approximately 130 from Q1 2021.

Expenses by category

Expense category ($s in millions)	1Q22	1Q21
Cost of Revenues	7.2	3.6
Cost of Revenues as a % of revenue	46.8%	15.2%
General & Administrative	5.0	1.5
General & Administrative as a % of revenue	32.5%	6.4%
Advertising & Marketing	3.9	2.9
Advertising & Marketing as a % of revenue	25.5%	12.2%

Total operating expenses	$16.1	$7.9
Total operating expenses as a % of revenue	104.8%	33.8%

Adjusted EBITDA1 was $(0.6) million in the first quarter of 2022, a significant decrease relative to the first quarter of the previous year largely reflecting significantly lower total revenue and increased expenses.

Reconciliation of EBITDA and Adjusted EBITDA

In USD millions	1Q22	1Q21
Net (loss) income	$(7.2)	$(46.4)[2]
Interest (income) expense	(0.1)	(0.1)
Income tax expense	(1.6)	2.4
Depreciation and amortization	0.4	0.8
EBITDA	$(8.5)	$(43.3)
Loss on Extinguishment of SAFEs	-	61.0 [3]
(Gain) / Loss on digital assets	(1.4)	(3.8)
Impairment of digital assets	7.6	1.7
Stock based compensation	1.5	0.2
Adjusted EBITDA	$(0.6)	$15.8

Cash and digital asset holdings.  We hold $123.3 million in cash and digital assets on the balance sheet and are one of few public companies that hold over 1,000 Bitcoin in corporate treasury. As of March 31, 2022 we held $51.9 million in USD and USDC, and $59.2 million in bitcoin at market value. The table below reflects the value of certain assets both in terms of market value and book value as of March 31, 2022.

1 Non-GAAP metric. See footnotes at the end of this communication.
2 Restated Value
3 Restated Value

	3/31/2022		12/31/2021
($s in 000s)	Book Value	Market Value	Book Value	Market Value
BTC	$28,943	$59,231	$33,253	$61,218
ETH	3,757	8,325	3,757	9,342
Algorand	2,724	3,706	5,023	6,407
Other Digital Assets	109	170	-	-
Cash and cash equivalents	5,270	5,270	5,375	5,375
USDC	46,597	46,597	45,291	45,291
Tether	-	-	77	77
Total	$87,400	$123,299	$92,776	$127,710

Q1 Live Webcast

Our first quarter 2022 fiscal results will be webcast live beginning at 3:30 p.m. (Eastern Time), May 11, 2022 at www.exodus.com. Investors may also access the live webcast please use this link. A replay of the call will be available on the same website.

Forward-Looking Statements

This news release contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: "will," "expect," "would," "intend," "believe," or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, certain business metrics, including anticipated revenues and net income for the year and, in particular, through the first quarter of 2022, and the timing, means and amount of anticipated stock repurchases. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to:

●
the impact of the COVID-19 pandemic on the health and safety of our employees, users, as well as the physical and economic impacts of the various recommendations, orders, and protocols issued by local and national governmental agencies in light of continual evolution of the pandemic, including any periodic reimplementation of preventative measures in various global locations;

●	the ongoing conflict in Ukraine, the impact of sanctions or other restrictive actions, by the United States and other countries, and the potential response by Russia thereto;

●
difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally;

●	unexpected or rapid changes in the growth or decline of our domestic and/or international markets;

●	increasing competition from existing and new competitors;

●	rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry;

●	continued compliance with regulatory requirements;

●	volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets;

●
the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected;

●	the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses;

●	the compromise of user data for any reason;

●	foreign operational, political and other risks relating to our operations; and

●	the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" and "Management's Discussion & Analysis" sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Non-GAAP Financial Measure

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures, including Adjusted EBITDA, differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

A reconciliation of Adjusted EBITDA to net income can be found above in the table captioned “Reconciliation of Net Income to Adjusted EBITDA.” Investors are encouraged to review the related GAAP financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business. We calculate Adjusted EBITDA as net income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest expense, crypto asset borrowing costs, stock-based compensation expense, impairment, unrealized gain or loss on foreign exchange, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other loss.

The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by industry analysts.